

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Richard Hamilton, President and CEO
Ceres, Inc.
1535 Rancho Conejo Boulevard
Thousand Oaks, CA 91320

> **Re: Ceres, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2011**
> **File No. 333-174405**

Dear Dr. Hamilton:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1
General

1. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

2. Prior to effectiveness, please have a Nasdaq Global Market representative call the staff to confirm that your securities have been approved for listing.

3. We will process your amendments without price ranges. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand

that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. We note the statement in the exhibit index regarding the articles of incorporation "to be filed in connection with the consummation of this offering." Advise us when you plan to file the executed articles of incorporation of the registrant.

Prospectus Summary, page 1

5. We note that the summary merely repeats a substantial amount of the business section disclosure. Please revise to summarize your business, and avoid repeating large sections of disclosure.

6. Please balance the disclosure provided under Competitive Strengths on page five by also addressing your current competitive position and weaknesses.

7. Please revise the disclosure to update the information regarding the common stock outstanding after this offering. The disclosure on page eight is currently as of February 28, 2011. Revise similar disclosure in the principal stockholders section.

Risk Factors, page 11

8. Please revise the last risk factor on page 28 to specifically discuss intellectual property in Brazil.

Market and Industry Data, page 36

9. Please remove the statement that cautions investors "not to give undue weight to this information," as such statement implies you are not responsible for the accuracy of the information you elect to include in your prospectus. Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus.

Use of Proceeds, page 37

10. We note that you intend to use the proceeds for "commercialization expenses," "capital expenditures," and "working capital and other general corporate purposes" among other purposes. Please revise to provide additional detail on these uses of proceeds.

11. We also note that you have not provided the approximate amount of proceeds intended to be used for each of the purposes you describe in the third paragraph of this section, as called for by Item 504 of Regulation S-K. Please revise accordingly. Consider providing such disclosure in tabular format.

12. We note your statement in the last paragraph of this section and in the last risk factor on page 35 that you "will have broad discretion in the way that [you] use the net proceeds of this offering." The company may reserve the right to change the use of proceeds provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use are indicated. See Instruction 7 to Item 504 of Regulation S-K. Please revise the disclosure accordingly.

Management's Discussion and Analysis, page 46
General

13. Please expand your disclosure by referring to the Division of Corporation Finance "Current Issues and Rulemaking Projects Quarterly Update" under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:
   a. The current status of the project;
   b. The costs incurred during each period presented and to date on the project;
   c. The nature, timing and estimated costs of the efforts necessary to complete the project;
   d. The anticipated completion dates;
   e. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
   f. The period in which material net cash inflows from significant projects are expected to commence.

Regarding b., if you do not maintain any research and development costs by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company's resources being used on the project.

Regarding c. and d., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Overview, page 46

> 14. Please revise the overview to discuss the trends, events and uncertainties that have and/or may in the future impact your business and results of operations.

Results of Operations, page 59
General

> 15. You discuss the business reasons for changes in various line items of your statement of operations and related sections of your Management's Discussion and Analysis. In circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason (to the extent practicable) discussed on the overall change in the line item.

> 16. In this regard, when comparing "non-comparable" periods please individually quantify the impact on the line item being discussed of the additional months included in the longer period.

Comparison of Six Months Ended February 28, 2010 and 2011, page 59
Revenues, page 59

> 17. Please reconcile your statement in the first sentence of page 60 that total revenues increased by $0.8 million with your statement in the following sentence that such increase was "primarily" the result of an aggregate increase in billings of $1 million. If there were offsetting decreases, please discuss.

Research and Development Expenses, page 60

> 18. Please reconcile your statement in the first sentence of this section that R&D expenses increase by $0.1 million with your statement in the last sentence of this section that increased R&D spending of $0.2 million "was almost entirely offset by lower spending on exploratory research on potential traits of $0.2 million."

Comparison of Years Ended December 31, 2007 and 2008, page 63
Liquidity and Capital Resources, page 67

> 19. Please revise to identify the "commercial bank" described in the first sentence of the third paragraph of this section. Also, please clarify the "certain" assets that secure the loan agreement.

> 20. Please define "quick ratio" and provide qualitative and quantitative disclosure on this ratio and any other material financial covenants not already described in this section. Disclose your actual ratios for each material covenant as of the most recent financial period, rather than just stating you are in compliance.

Business, page 73
General

21. Please provide the basis for many of your statements regarding the beliefs of the company both in this section and in the summary section. Also, please disclose the source of the information for the statistical information throughout the prospectus. Please provide us supplementally with copies of the source material.

22. We note your reference in the second paragraph of page 47 to having "launched the first energy crops seed brand" in Europe; in the second full paragraph of page 78 to Europe as one of your regional markets; in the third full paragraph of page 79 to your intention to cultivate collaborations with new parties, particularly those in Europe; and in the last paragraph of page 84 to having conducted field trials in Europe. In light of these statements, please revise throughout this section to provide the information required by Item 101 of Regulation S-K with respect to your current and anticipated operations in Europe. As non-exclusive examples, discuss any existing material relationships for testing or commercializing your products in Europe and expand your discussion of government regulation of your products in Europe.

Our Solutions, page 76

23. We note your discussion under "Drop-in" Products on page 76 that your products have been tested in the conversion processes of the various entities described. Please clarify the results of these tests and provide additional context as to the significance of such results. In this regard, we note your statement in the second paragraph of the first full risk factor on page 12 that there is a "lack of commercial-scale production facilities capable of converting cellulosic feedstocks."

24. Furthermore, clarify the significance and the timing of DDCE's plan to validate your products in their conversion process, as mentioned in the last sentence under "Drop-in" Products on page 76.

Competitive Strengths, page 77

25. Please revise the disclosure in the discussion of commercial products available today to clearly indicate that you require government registration in Brazil, before you can make commercial sales of the sweet sorghum seeds in Brazil, and that you have not yet completed such registration process, as discussed on page 11. Please provide clear disclosure of the status of the sweet sorghum throughout the prospectus. For instance, we note the statement on page 90 that you market and sell your sweet sorghum products in Brazil.

26. We note your statement under Extensive Proprietary Portfolios of Germplasm and Traits on page 78 and similar statements elsewhere that you believe you have a "large portfolio of both germplasm and field-validated traits." Please revise to further describe and quantify your portfolio. Also, reconcile this statement with your disclosure under Innovative R&D Technology Platforms on page 77 that "*some* of the biotech traits have been successfully evaluated in the field" (emphasis added).

Our Technology Platforms, page 80

27. Please revise here, or under Our Product Pipeline starting on page 85, to provide the material terms of your exclusive options and licenses for Switchgrass, Miscanthus and Sorghum.

Our Traits, page 81

28. Please clarify which of the traits listed on pages 81-83 are biotech traits and which are not.

29. Please also revise to clarify the individual timeline for commercialization of each of the traits described in this section. In addition, provide additional disclosure on how you have, or intend to, commercialize such traits. For example, discuss how you plan on structuring annual trait fees when selling seeds and discuss your commercialization of traits for row crops.

30. Please revise to discuss the material terms of your relationship with the Institute of Crop Sciences of the Chinese Academy of Agricultural Sciences.

Our Product Pipeline, page 85

31. We note the first footnote in your tabular disclosure on page 85. Please revise this table and elsewhere as appropriate to clarify which of your products have received necessary government approvals and are commercially ready and which are not. The prospectus should clearly differentiate between your present and short term business operations and your anticipated future product pipeline and long term goals.

32. Also, revise to clarify the last column of this table to discuss your schedule for developing the traits relating to Sweet Sorghum and Switchgrass. We note that you have already provided such information for High Biomass Sorghum, Miscanthus and Row Crops.

Row Crops, page 88

33. Please define "reduce lodging" in the penultimate sentence of this section.

Seed Production and Operations, page 88

34. Please revise this section and elsewhere as appropriate to discuss your current seed production capabilities for the various products you intend to sell or commercialize.

Major Research Collaborations, page 90

35. Please revise this section to provide the material terms of your agreements with the various entities described, particularly with regard to the allocation of costs arising from such collaborations, the ownership of intellectual property and the commercialization of such property, and the duration of such agreements.

Intellectual Property, page 92

36. We note your reference to plant variety protection and plant breeders' rights. Please revise to clarify the duration of such rights.

37. Please also revise to specifically address your intellectual property rights in the specific foreign markets you intend to target in the near future, such as Brazil and Europe.

38. Please provide the disclosure required by Item 101(c)(vii) of Regulation S-K regarding your dependence upon one or a few major customers. We note the disclosure in footnote (1)(l) to the financial statements.

Management, page 98

39. Please provide the five years of business experience for each officer and director, as required by Item 401(e) of Regulation S-K. Provide beginning and ending dates of employment for each business experience and the position held.

Director Compensation, page 106

40. Please discuss the material terms of the director services arrangements. Also, please disclose any anticipated changes to the compensation of the directors following completion of this offering.

41. Please explain why you have not included Dr. Goldberg in the directors' table. For guidance, see Question 227.01 of the Compensation and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Compensation Discussion and Analysis, page 108

42. We note that you benchmark to the Radford Global Life Sciences Survey. Please disclose the identities of the companies that comprise this survey. To the extent the board does not know the identities of these companies, please clearly disclose.

43. You state in the first paragraph of page 109 that you benchmark compensation at the 60th percentile, but that individual compensation levels may vary from this target based on other factors. Please revise to provide clear disclosure as to the difference between the benchmark percentile and the actual percentiles for the compensation of individual officers and the reasons for any difference between the target and actual percentiles.

44. We note that individual officer performance is an important factor in determining compensation. Please revise to provide additional disclosure and analysis of how individual performance contributed to actual compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and the specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions.

45. We note your disclosure starting at the bottom of page 110 of "some of" the key corporate objectives used by the Compensation Committee to determine bonus payouts. Please expand your disclosure of these corporate objectives to include all of the material objectives used by the Compensation Committee. Please provide a more detailed discussion of the specific goals used in determining the bonus. Also, provide a more detailed discussion of the specific subjective and objective factors that resulted in the actual bonus payouts.

46. We note your statement in the penultimate paragraph of page 111 that equity awards are determined "considering the factors described above in our compensation philosophy and objectives." Please revise to clarify how those factors were used to determine the equity awards. The compensation philosophy and objectives appear to be a more general discussion of the overall compensation philosophy and overall structuring of the compensation, rather than specific factors used to determine the equity award.

47. Please disclose the specific leadership, development and research goals related to your breeding programs that are the performance based criteria for the restricted stock grant to Mr. Gwyn. Clarify how it is determined whether vesting has occurred under these performance criteria. Clarify when the awards were granted and whether the award have vested.

48. Provide a more detailed discussion of any anticipated changes to the executive compensation after completion of this offering. We direct your attention to Instruction 2 to Item 402(b) of Regulation S-K. For instance, you state on page 116 that you do not have formal employment agreements; however, the exhibits index lists employment agreements.

Financial Statements
General

49. Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent with any amendment over 30 days.

Item 15. Recent Sale of Unregistered Securities

50. Please disclose the number of purchasers in the August 2009 stock issuance. Also, disclose the sophistication level of the purchasers.

51. We note the June 2010 issuance of Series G Convertible Preferred Stock and the bank warrants issued in February 2010, as referenced in footnote 7 to the financial statements. Please include the disclosure in this section.

Exhibits

52. We note that you have a number of exhibits to be filed. Please note that we will need sufficient time to review these exhibits and that we may have additional comments based upon these exhibits once filed.

53. We note that Exhibit 10.10 appears to be missing exhibit A. Please re-file this exhibit in its entirety with your amended registration statement.

54. We note the $137 million multi-year collaboration with Monsanto Co, as mentioned on page 73. Please file as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director